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                               May 21, 2020

       Alessandro Napoleone
       President
       Blue State Corp.
       1 KL to Walmart Heredia, House 24a
       San Jose, Costa Rica

                                                        Re: Blue State Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 12, 2020
                                                            File No. 333-237085

       Dear Mr. Napoleone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2020 letter.

       Amendment 1 to Registration Statement on Form S-1 filed May 12, 2020

       General

   1. We note your response to prior comment 2. Please revise your disclosure in the fourth risk factor on page 11 and
in the first paragraph on page 15 to state that the selling
                                                        shareholders must offer
and sell their shares for a fixed price of $0.02 per share for the duration of the
offering. Also, revise your disclosure in the fifth paragraph on page 27 to state that the selling
shareholders must offer and sell their shares for a fixed price for the duration of the
offering and revise the reference to the OTC to instead refer to the OTC
                                                        Pink. In addition,
revise your disclosure in the Plan of Distribution section beginning on page 14 to identify
your selling shareholders as underwriters.
 Alessandro Napoleone
FirstName Corp.
Blue State LastNameAlessandro Napoleone
Comapany NameBlue State Corp.
May 21, 2020
Page 2
May 21, 2020 Page 2
FirstName LastName
Exhibits, page 31

2. Please have your auditor revise the consent to reference the correct audit report date. We note that the consent refers to the audit report dated March 11, 2020, however, the audit report in the amended S-1 is dated January 4, 2020.
Consolidated Financial Statements
Condensed Consolidated Balance Sheets, page F-19

3. Please revise the common stock caption to correctly indicate the dates at which the number of authorized, issued and outstanding shares are presented. This comment also applies to the consolidated balance sheet presented on page F-27.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Randall Lanham